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  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1997

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM N-54A

            NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
              THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
                 FILED PURSUANT TO SECTION 54(A) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                     UNIVERSAL BRIDGE FUND, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
                     C/O WALNUT FINANCIAL SERVICES, INC.
                         8000 TOWERS CRESCENT DRIVE
                                 SUITE 1070
                           VIENNA, VIRGINIA 22182

Telephone Number (including area code): (703) 448-3771

Name and address of agent for
service of process:                        Copy to:
JOEL S. KANTER, PRESIDENT                  STEVEN B. BOEHM, ESQUIRE
  (CHIEF EXECUTIVE OFFICER)                SUTHERLAND, ASBILL & BRENNAN
WALNUT FINANCIAL SERVICES, INC.            LLP
8000 TOWERS CRESCENT DRIVE                 1275 PENNSYLVANIA AVENUE,
SUITE 1070
N.W.
VIENNA, VIRGINIA 22182                     WASHINGTON, D.C. 20004-2404

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: OCTOBER 14, 1997

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: (Not applicable)

     The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: (Not applicable)

     The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in Vienna, Virginia; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.




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     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Vienna, Virginia, on the 8th day of October, 1997.


                                  UNIVERSAL BRIDGE FUND, INC.


                                  By: /s/ Joel S. Kanter
                                      ------------------------------------
                                      Joel S. Kanter
                                      President (Chief Executive Officer)



Attest: /s/ Joshua S. Kanter
Joshua S. Kanter, Secretary